UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period ending June 30, 2015

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 26, 2015	By:	/s/Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2015

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2015

Notice to Reader

Management has compiled the Condensed Consolidated Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Balance Sheets as at June 30, 2015 and the Statements of Comprehensive Income, Changes in Equity and Cash Flows for the six months then ended. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2015

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	June 30, 2015	December 31, 2014
ASSETS
Current Assets
Cash and cash equivalents		$142,328	$477,001
Accounts and grants receivable	5	1,790,758	849,344
Prepaid and other receivables		402,813	85,071
		2,335,899	1,411,416
Non-Current Assets
Property and equipment	6	33,378	24,806
Intangibles	7	1,359,101	847,598
Goodwill		139,618	139,618
TOTAL ASSETS		$3,867,996	$2,423,438

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		$240,706	$150,634
Accrued liabilities		338,534	690,015
Loans payable	8	868,833	838,833
TOTAL LIABILITIES		1,448,073	1,679,482

Equity
Share capital	9	18,592,117	18,162,347
Share-based payment reserve	10	2,614,197	2,578,380
Warrants	11	1,463,432	1,393,202
Accumulated other comprehensive income		(269,234)	(204,852)
Deficit		(19,980,589)	(21,185,121)
TOTAL EQUITY		2,419,923	743,956
TOTAL EQUITY AND LIABILITIES		$3,867,996	$2,423,438

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 26, 2015.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the six-months ended June, 2015 and 2014

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended June 30		For the six months ended June 30
		2015	2014	2015	2014

Revenue		$1,794,659	$877,879	$2,446,286	$1,113,930

Expenses

Selling, general and administrative expenses		321,442	269,028	581,626	484,540
Amortization – intangibles	7	174,389	146,319	354,430	275,162
Direct costs		101,127	50,402	160,406	110,334
Share-based payment		6,578	-	35,817	2,909
Depreciation – property and equipment	6	2,178	2,216	3,896	3,614
Total Expenses		605,714	467,965	1,136,175	876,559

Profit from Operations		1,188,945	409,914	1,310,111	237,371

Net Finance Charges

Interest expense		46,160	46,982	94,489	93,356
Foreign exchange (gain) / loss		27,110	23,163	(132,633)	(151,643)

Profit before Tax		1,115,675	339,769	1,348,255	295,658

Income and other tax expense		136,572	122,136	143,723	130,891

Net Profit for the Period		979,103	217,633	1,204,532	164,767

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		14,449	(17,099)	(64,382)	(145,798)

Total Comprehensive Income		$993,552	$200,534	$1,140,150	$18,969

Income per Share
Basic and Diluted		$0.04	$0.01	$0.05	$0.00

Weighted Number of Common Shares Outstanding
Basic and Diluted		25,890,288	21,779,177	23,297,533	21,779,177

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the six-months ended June 30, 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued share capital		Share-based		Accumulated other
	Number of shares	Amount	payment reserve	Warrants	comprehensive income	Deficit	Total equity
Balance as at January 1, 2014	21,779,177	$18,102,347	$2,512,717	$1,132,685	$(168,245)	$(21,068,617)	$510,887
Profit for the period	-	-	-	-	-	164,767	164,767
Share-based payments charged to operations	-	-	2,909	-	-	-	2,909
Other comprehensive Loss	-	-	-	-	(145,798)	-	(145,798)
Balance as at June 30, 2014	21,779,177	$18,102,347	$2,515,626	$1,132,685	$(314,043)	$(20,903,850)	$532,765
Loss for the period	-	-	-	-	-	(20,754)	(20,754)
Share-based payments charged to operations	-	-	62,754	-	-	-	62,754
Issued shares – bonus share	600,000	60,000	-	-	-	-	60,000
Warrants extension	-	-	-	260,517	-	(260,517)	-
Other comprehensive Income	-	-	-	-	109,191	-	109,191
Balance as at January 1, 2015	22,379,177	$18,162,347	$2,578,380	$1,393,202	$(204,852)	$(21,185,121)	$743,956
Profit for the period	-	-	-	-	-	1,204,532	1,204,532
Share-based payments charged to operations	-	-	35,817	-	-	-	35,817
Private placement	5,000,000	500,000	-	-	-	-	500,000
Warrants issuance	-	(70,230)	-	70,230	-	-	-
Other comprehensive Loss	-	-	-	-	(64,382)	-	(64,382)
Balance as at June 30, 2015	27,379,177	$18,592,117	$2,614,197	$1,463,432	$(269,234)	$(19,980,589)	$2,419,923

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the six-months ended June 30, 2015 and 2014

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2015	2014	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$979,103	$217,633	$1,204,532	$164,766
Adjustments to Net Profit for Non-Cash Items:
Depreciation / amortization	176,566	148,535	358,326	278,776
Share-based payment	6,578	-	35,817	2,909
Interest accretion	15,000	22,000	30,000	44,000
Unrealized foreign exchange gain	16,526	(4,254)	(68,040)	(137,315)
Operating Income before Working Capital Changes	1,193,773	383,914	1,560,635	353,136
Working Capital Adjustments:
(Increase)/decrease in accounts and grants receivable	(419,502)	(7,521)	(941,414)	108,106
(Increase)/decrease in prepaid and other receivables	(283,072)	24,181	(317,742)	2,355
Increase/(decrease) in accounts payable	85,289	(141,500)	90,072	(111,060)
Increase/(decrease) in accrued liabilities	(437,724)	(50,372)	(351,481)	(38,653)
Cash Generated from Operations	138,764	208,702	40,070	313,884
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in intangibles	(483,539)	(95,288)	(861,462)	(244,161)
Purchase of property and equipment	(10,512)	(1,903)	(13,281)	(3,277)
Net Cash Flows Generated from / (used in) Investing Activities	(494,051)	(97,191)	(874,743)	(247,438)
CASH FLOWS FROM FINANCING ACTIVITIES
Share capital issued during the period	500,000	-	500,000	-
Advances of loans payable	-	-	90,000	60,000
Repayment of loans payable	(90,000)	(50,000)	(90,000)	(60,000)
Net Cash Flows Generated from / (used in) Financing Activities	410,000	(50,000)	500,000	-
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	54,713	61,511	(334,673)	66,446
Cash and Cash Equivalents, Beginning of the Period	87,615	83,026	477,001	78,091
Cash and Cash Equivalents, End of the Period	$142,328	$144,537	$142,328	$144,537

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The condensed consolidated interim financial statements of the Company for the period ended June 30, 2015 comprised the Company and its subsidiaries.

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’.  The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance and going concern

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. During the period ended June 30, 2015, the Company reported a net profit of $1, 204,532 (2014 – net profit of $164,767). As at June 30, 2015, the Company had working capital of $887,826 (June 30, 2014 - deficiency of $475,856). The Company’s ongoing success depends on the continued profitable commercialization of its online English language learning technology programs. Given the fact that the Company has had an increase in revenue of $1,332,356, an increase in net profit of $1,039,765 and the Company’s current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015.

The condensed consolidated interim financial statements for the period ended June 30, 2015 were approved and authorized for issuance by the board of directors on August 26, 2015.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at June 30, 2015. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of ELL Technologies is the United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency

●	Determination of the recoverability of the carrying value of intangible assets and goodwill

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

●	Assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2014.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	June 30, 2015	December 31, 2014

Trade receivable	$1,673,551	$831,137
Grants receivable	117,207	18,207
	$1,790,758	$849,344

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2014	$215,599
Additions	3,277
Disposal	(53,494)
Effect of foreign exchange	(368)
Cost, June 30, 2014	165,014
Additions	6,259
Effect of foreign exchange	2,406
Cost, December 31, 2014	173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	2,272
Cost, June 30, 2015	$184,232

Accumulated depreciation, January 1, 2014	$183,673
Charge for the period	3,614
Disposal	(44,276)
Effect of foreign exchange	(123)
Accumulated depreciation, June 30, 2014	142,888
Charge for the period	3,772
Effect of foreign exchange	(2,213)
Accumulated depreciation, December 31, 2014	148,873
Charge for the period	3,896
Effect of foreign exchange	(1,915)
Accumulated depreciation, June 30, 2015	$150,854
Net book value, January 1, 2014	$31,926
Net book value, December 31, 2014	$24,806
Net book value, June 30, 2015	$33,378

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

7.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total

Cost, January 1, 2014	$7,225,065	$1,477,112	$-	$8,702,177
Additions	244,161	-	-	244,161
Effect of foreign exchange	514	-	-	514
Cost, June 30, 2014	7,469,740	1,477,112	-	8,946,852
Additions	300,474	-	-	300,474
Effect of foreign exchange	11,397	-	-	11,397
Cost, December 31, 2014	7,781,611	1,477,112	-	9,258,723
Additions	406,055	-	455,407	861,462
Effect of foreign exchange	13,355	-	-	13,355
Cost, June 30, 2015	$8,201,021	$1,477,112	$455,407	$10,133,540

Accumulated depreciation, January 1, 2014	$6,763,414	$1,061,868	$-	$7,825,282
Charge for the period	128,665	146,498	-	275,163
Effect of foreign exchange	(468)	-	-	(468)
Accumulated depreciation, June 30, 2014	6,891,611	1,208,366	-	8,099,977
Charge for the period	158,770	148,924	-	307,694
Effect of foreign exchange	3,454	-	-	3,454
Accumulated depreciation, December 31, 2014	7,053,835	1,357,290	-	8,411,125
Charge for the period	221,071	119,822	13,537	354,430
Effect of foreign exchange	8,884	-	-	8,884
Accumulated depreciation, June 30, 2015	$7,283,790	$1,477,112	$13,537	$8,774,439

Net book value, December 31, 2014	$727,776	$119,822	$-	$847,598
Net book value, June 30, 2015	$917,231	$-	$441,870	$1,359,101

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

8.	LOANS PAYABLE

	June 30, 2015	December 31, 2014
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2013(i)(ii)	$880,000	$880,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by accounts receivable and due on demand. Subsequent to the quarter end, this loan was repaid in full		-
Unamortized transaction costs	(11,167)	(41,167)
	$868,833	$838,833

(i)

On August 27, 2014, the Company extended the term of the loan originally advanced on September 8, 2010, and extended for a further one-year term on September 8, 2011, 2012, 2013 and 2014. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 (2013 - 880,000) common shares of Lingo Media. The common shares were issued based on 6.8 percent of the value of the loan (2013 – 10 percent), divided by the market value per common share on the date of issuance.

(ii)	Included in loans payable are loans amounting to $480,000 (2014 – $480,000) to related parties as disclosed in Note 17.

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(ii)

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent.

(iii)

On September 8, 2013, the Company extended the term of the $880,000 loan to September 8, 2014, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011 and 2012. As additional consideration for the extension of the loan, the Company respectively issued to the lenders an aggregate of 880,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a market price of $0.10 per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(iv)

On August 27, 2014, the Company extended the term of the $880,000 loan to September 8, 2015, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares were valued at market price of $0.10 per share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(v)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4 month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000.

10.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan“). The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.

The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price

Outstanding as at January 1, 2014	2,783,250	$0.48
Expired	(50,750)	1.75
Outstanding as at June 30, 2014	2,732,500	$0.46
Granted	1,590,000	$0.14
Expired	(550,000)	0.37
Forfeited	(5,000)	0.66
Outstanding as at December 31, 2014	3,767,500	$0.35
Forfeited	-	-
Expired	(25,000)	0.20
Outstanding as at June 30, 2015	3,742,500	0.35

Options exercisable as at June 30, 2014	2,214,505	$0.51
Options exercisable as at December 31, 2014	2,461,166	$0.45
Options exercisable as at June 30, 2015	2,789,498	$0.41

The weighted average remaining contractual life for the stock options outstanding as at June 30, 2015 was 2.11 years (2014 – 2.08 years). The range of exercise prices for the stock options outstanding as at June, 2015 was $0.13 - $1.70 (2014 – $0.20 - $1.70). The weighted average grant-date fair value of options granted to employees, consultants and directors was $0.07 (2014 – $0.13) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in 2014 are as follows, 435,000 (2013 – nil, 2012 – 550,000) stock options vested immediately upon issuance, 445,000 (2013 – 25,000, 2012 – 750,000) stock options will vest quarterly over 18 months, 410,000 stock options will vest quarterly over 12 months, and 300,000 (2013 – nil, 2012 – 400,000) stock options will vest upon achievements of certain milestones.

The pricing model assumed the weighted average risk free interest rates of 1.21% (2014 – 1.37%) weighted average expected dividend yields of Nil (2014 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 79% (2014 – 82.64%), a forfeiture rate of zero, a weighted average stock price of $0.14, a weighted average exercise price of $0.14, and a weighted average expected life of 3 years (2014 – 4.73 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

11.	Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price

Extended	0.68	A	3,658,668	$0.75
Extended	0.87	B	1,875,000	0.75
December 31, 2014			5,533,668	$0.75
Issued	0.80		5,000,000	0.125
June 30, 2015			10,533,668	$0.45

The 3,658,668 warrants issued on March 4, 2011 and the 1,875,000 warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016 respectively.

The 5,000,000 warrants issued on April 17, 2015 has an expiry date of April 17, 2016. (Note 9 (v))

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $105,746 (2014 - $123,333), relating to the Company's publishing projects. At the end of the period, $117,207 (June 30, 2014 - $139,743) is included in accounts and grants receivable.

One government grant for the Print-Based English language learning segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

Financial risk management objectives and policies (Cont’d)

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US Dollars against Canadian Dollars would have increased the net equity by $171,477 (2014 - $122,665) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at June 30, 2015 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2015 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	77,238	54,938	5,935
Accounts receivable	1,339,641	7,534	1,800
Accounts payable	34,673	-	-

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2015, the Company had cash of $142,328, accounts and grants receivable of $1, 790,758 and prepaid and other receivables of $402,813 to settle current liabilities of $1,448,073.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2015, the Company has outstanding receivables of $1,790,758. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

14.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from its textbook royalties co-publishing agreements, from its licensing sales distribution agreements and from external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2015 or 2014.

15.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-Based English Language Learning: Lingo Learning is a print-based publisher of English textbook programs in China.

Online English Language Learning: ELL Technologies is a global English language learning online training and assessment company creating new learning platforms.

Segmented Information (Before Other Financial Items Below)

June 30, 2015	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$1,525,791	$920,495	$2,446,286
Segmented non-current assets	1,505,780	26,315	1,532,095
Segmented assets	2,753,417	1,114,579	3,867,996
Segmented liabilities	762,020	686,053	1,448,073
Segmented income (loss)	788,334	413,871	1,202,205

June 30, 2014
Revenue	$284,832	$829,098	$1,113,930
Segmented non-current assets	991,685	16,935	1,008,620
Segmented assets	1,181,745	949,011	2,130,756
Segmented liabilities	542,046	1,055,946	1,597,992
Segmented income (loss)	(216,304)	325,693	109,389

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Other Financial Items

	2015	2014
Online English Language Learning segmented income (loss)	$793,533	$325,693
Print-Based English Language Learning segmented income (loss)	442,005	(216,304)
Foreign exchange	132,633	151,643
Interest expense	(94,489)	(93,356)
Share-based payment	(35,817)	(2,909)
Other comprehensive income (loss)	(64,382)	(145,798)
Total Comprehensive Income (Loss)	$1,173,484	$18,969

Revenue by Geographic Region

	2015	2014
Latin America	$1,340,399	$39,240
China	1,043,794	917,160
Other	62,093	157,530
	$2,446,286	$1,113,930

Identifiable Assets by Geographic Region

	2015	2014
Canada	$3,851,865	$2,105,728
China	16,131	25,028
	$3,867,996	$2,130,756

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2015	2014
Income taxes and other taxes paid	$143,723	$1,448
Interest paid	$58,892	$42,441

17.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation was $235,191 (2014 – $180,419) and is reflected as consulting fees and commissions paid to corporations owned by a director and officers of the Company, $60,833 is deferred and included in accounts payable.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited - See Notice to Reader)

17.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000.

(c)

At June 30, 2015, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2014 - $480,000) bearing interest at 9% per annum. Interest expense related to these loans for the six month period ending June 30, 2015 is $22,415 (2014 - $21,422).